August 1, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention: Jimmy McNamara

Re:
Zivo Bioscience, Inc.

Registration Statement on Form S-3

File No. 333-273493

Acceleration Request

Requested Date:	August 3, 2023
Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zivo Bioscience, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-273493) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Company hereby authorizes each of Jeffrey H. Kuras and Isaac Pasha of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Jeffrey H. Kuras of Honigman LLP by telephone at (313) 465-7446 or Isaac Pasha of Honigman LLP by telephone at (313) 465-8138.

[Signature page follows]

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Sincerely,
Zivo Bioscience, Inc.

_/s/ Keith Marchiando
Keith Marchiando
Chief Financial Officer

cc:
Jeffrey H. Kuras, Honigman LLP

Isaac Pasha, Honigman LLP

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